Filed by Marrone Bio Innovations, Inc.

(Commission File No. 001-36030)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Marrone Bio Innovations, Inc. (Commission File No.: 001-36030)

Date: March 18, 2022

The following questions and answers were sent to employees of Marrone Bio Innovations, Inc. on March 17, 2022.

Marrone Bio Innovations

Merger between MBI and Bioceres

Employee Q&A

1. **What is the deal that was announced yesterday?**
   - We are excited to announce that Marrone Bio Innovations (Nasdaq ticker MBII) and Bioceres Crop Solutions (Nasdaq ticker BIOX) signed a merger agreement. Discussions started in November 2021 and final agreement was recently approved by both boards. The proposed deal will now be subject to shareholder review and approval which we expect to occur sometime in the second half of the year. This merger should provide significant opportunities to both our customers and employees.

2. **Who is Bioceres?**
   - Bioceres is based in Rosario, Argentina. It is the parent company of Rizobacter, MBI's distribution partner in Argentina.
   - Bioceres is a leader in inoculants and is the first company to achieve drought-tolerant wheat and soybean crops.
   - Bioceres shares a common commitment to hiring, retaining and developing key talents.
   - Please see Bioceres website for more information https://investors.biocerescrops.com/home/default.aspx.

3. **Why are we merging with this BioCeres?**
   - This merger will create a global leader in biological solutions and is expected to accelerate the growth of the combined company.
   - MBI and Bioceres are expected to capitalize on several synergies to better serve our customers and accelerate our long-term growth globally:
     - MBI sales are currently focused on North America and Europe, while Bioceres is strong in Latin America.
     - MBI's portfolio is focused on biological crop protection and nutritional seed treatment while Bioceres' portfolio is mainly in inoculants, adjuvants, foliar bio-nutrition and seed.

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- The combined entity will reach $300+M annual revenues in the short term and achieve economies of scale of $8 million, most of which will come from the elimination of duplicative costs related to being a publicly traded company

4. **<u>What are the $8 million cost synergies?</u>**
    - The majority of the $8 million cost synergies are related to the elimination of duplicative public company expenses and consulting fees.

5. **<u>What are the financial terms of this merger?</u>**
    - 0.088 shares of MBII will be converted to one share of BIOX when the deal closes.
    - MBI will become a wholly owned subsidiary of Bioceres
    - Current MBI shareholders should own approximately 27% of Bioceres (16 million shares).

6. **<u>What are the portfolio complementarities between both companies?</u>**
    - The chart below shows our portfolio and crop complementarities:

Item	Specification			Comb.
Portfolio	Bio-insecticides			✓
	Bio-fungicides	✓	✓	✓✓
	Bio-nematicides		✓	✓
	Bio-herbicides		✓	✓
	Bio-fertilizers	✓	✓	✓✓
	Seed Inoculants	✓		✓
	Seeds + Seed Traits	✓		✓
Crop Type	Row Crops	✓	✓	✓✓
	Cash Crops		✓	✓

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7. **Where might we see changes**?
    - Greater global presence and reach
    - Greater diversity of teams
    - Greater diversity of knowledge, experiences, opinions and thought processes
    - Greater product portfolio
    - Greater financial strength
    - Greater global view
    - Greater career opportunities

8. **What might stay the same?**
    - The intention is, for the most part, to have MBI continue to run as it has been running. We will need some time together to determine the most efficient structure, but that will take some time after closing.
    - Our locations will remain the same – no one will be forced to relocate
    - Your job will remain the same - or maybe provide even greater opportunities
    - Payroll and benefits will remain the same
    - Reporting structure will remain the same
    - Policies, procedures, and philosophy will stay the same

9. **How long will it take to close the transaction**?
    - It will take many months to obtain all the government approvals and hold shareholder meetings. The closing could be finalized during summer/fall, subject to regulatory review and approval. It's hard to know for sure.

10. **What do I do until the transaction closes?**
    - We should all continue to do our job as we have always done. Our goals and key projects remain unchanged.

11. **Will my job, salary and benefits stay the same?**
    - Yes, until the closing we all continue to be employees of Marrone and continue to have the same job, salary, and benefits.

12. **When will we start integrating?**
    - There will be lots of conversations over the next few months but there will not be any integration until the transaction closes.

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Marrone Bio Innovations

13. What happens to my job, my salary and my benefits after we are integrated?

- We will continue running as we have been. Bioceres has great respect for our employees and our business and that is what they are investing in.

14. What will happen to the shares, stock options and/or restricted stock units of MBII that I currently own?

- Nothing will change until close. Vested options can be exercised and sold (or not) outside of the blackout period. RSU' can be settled according to the terms of your award.

15. What will happen to MBI's HQ in NC, MBI's center of excellence in Davis, CA, ProFarm's HQ in Finland and our plant in Michigan?

- It is expected that those sites will remain open and active and will serve as our regional headquarters as well as our R&D hubs for bioprotectants and biostimulants/biofertizers
- MMM will remain an important production site for crop protection.

16. Where will the new entity be headquartered?

- Bioceres is currently headquarted in Rosario, Argentina. At this time, we do not anticipate any change.

17. **Who will run the new company?**

- The new organization structure will be discussed in the next few months and announced as soon as the merger closes. However, Federico Trucco will be the CEO of the combined entity.

18. Is our strategy going to change in the next few months?

- Our strategy will remain the same for MBI and Profarm and will continue to focus on:
  - Our 4 Strategic Pillars: Row Crops, Seed treatment, International expansion and BioUnite
  - Our three New Technologies: MBI-306, herbicide platform and UBP technology

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19. **Q: Is there going to be any change for our customers, partners or suppliers in the next few months?**
    - We will operate as we have been. We currently partner with the best-in-class customers & suppliers and expect to continue to do so well into the future.

20. **So what happens after the next few months for our customers, partners and suppliers?**
    - We have long-term contracts and partnerships with several people and organizations, and we expect to continue to work with the best-in-class customers, partners and suppliers.

21. **What should I do if the media, an investor or a shareholder call?**
    - Refer any inquiries to Kevin Helash, LaDon Johnson or Linda Moore.

22. **Who can I contact if I want to discuss the merger and its implications?**
    - Please contact your supervisor and/or your Compass leader

23. **Where do I send questions I have?**
    - integrationquestions@marronebio.com Emails received at this address will be monitored by Linda Moore and replied to on a regular basis.

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Important Additional Information

In connection with the proposed transaction, Bioceres Crop Solutions Corp. (“Bioceres”) will file a registration statement on Form F-4 (the “registration statement”) with the Securities and Exchange Commission (“SEC”), which will contain a proxy statement of Marrone Bio Innovations, Inc. (“MBI”), that also constitutes a prospectus of Bioceres (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC from time to time. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the proxy statement/prospectus will be sent to MBI stockholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Bioceres or MBI. The documents filed by Bioceres with the SEC may be obtained free of charge at Bioceres’ website, at www.biocerescrops.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Bioceres by requesting them by mail at Bioceres Crop Solutions Corp., Investor Relations, Ocampo 210 bis, Predio CCT, Rosario Province of Santa Fe, Argentina. The documents filed by MBI with the SEC may be obtained free of charge at MBI’s website, at www.marronebio.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from MBI by requesting them by mail at Marrone Bio Innovations, Inc., Investor Relations, 7780-420 Briar Creek Parkway, Raleigh, NC 27617, or by telephone at (530) 750-2800.

Participants in the Solicitation

Bioceres and MBI and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about Bioceres’ directors and executive officers is available in Bioceres’ Annual Report on Form 20-F, filed with the SEC on October 29, 2021. Information about MBI’s directors and executive officers is available in MBI’s proxy statement dated April 26, 2021, for its 2021 Annual Meeting of Stockholders, and MBI’s Current Reports on Form 8-K, filed with the SEC on August 30, 2021 and February 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Bioceres or MBI using the sources as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) concerning Bioceres, MBI and the proposed transaction between Bioceres and MBI. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “seek,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Bioceres’, MBI’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of Bioceres’ or MBI’s common stock and on Bioceres’ or MBI’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; the ability of Bioceres, MBI and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of Bioceres’ debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of Bioceres’ or MBI’s common stock and on Bioceres’ or MBI’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of MBI’s technology and operations into Bioceres; the risk of litigation or regulatory actions; the inability of Bioceres, MBI or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect MBI’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which Bioceres and MBI operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in MBI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Trade Names,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.marronebio.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results and the timing of events to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. MBI assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events, changes in its expectations, other circumstances that exist after the date as of which the forward-looking statements were made or otherwise), except as required by applicable law.